HIVE DIGITAL TECHNOLOGIES LTD.

(the "Company")

ANNUAL GENERAL MEETING OF SHAREHOLDERS

November 29, 2023

REPORT OF VOTING RESULTS

Pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual General and Special Meeting of the Company, which was held on November 29, 2023 in Vancouver, British Columbia.

Each of the matters is described in greater detail in the Company's Management Information Circular dated October 23, 2023.

	Matter Voted Upon and Brief Description Thereof	Outcome of Vote
1.	Size of the Board	Approved

In respect of setting the size of the board of directors at four (4) for the ensuing year
2.	Election of Directors

In respect of the election of the four director nominees proposed by management to hold office until the next annual meeting of the shareholders of the Company:

	Frank Holmes	Elected
	Susan McGee	Elected
	Marcus New	Elected
	Dave Perrill	Elected
3.	Appointment of Auditors

In respect of the re-appointment of Davidson & Company LLP, Chartered Professional Accountants, as the auditors of the Company until the close of the next annual meeting and authorizing the directors of the Company to fix their renumeration

Approved
4.	Re-Approval of Amended Stock Option Plan

	In respect of the re-approval by ordinary resolution of the Company's incentive stock option plan, as amended, for the ensuing year	Approved
5.	Re-Approval of Amended Restricted Share Unit Plan

	In respect of the re-approval by ordinary resolution of the Company's restricted share unit plan, as amended, for the ensuing year	Approved